Contact Information:
China Ceramics Co., Ltd.	CCG Investor Relations Inc.
Edmund Hen, Chief Financial Officer	David Rudnick, Account Manager
Email: info@cceramics.com	Email: david.rudnick@ccgir.com
Phone: +1-646-626-4172

China Ceramics Announces Second Quarter 2013
Financial Results

Jinjiang, Fujian Province, China, August 12, 2013–China Ceramics Co., Ltd. (NASDAQ Global Market: CCCL) (“China Ceramics” or the “Company”), a leading Chinese manufacturer of ceramic tiles used for exterior siding and for interior flooring and design in residential and commercial buildings, today announced financial results for the second quarter ended June 30, 2013.

Second Quarter 2013 Highlights

▪	Revenue was RMB 222.7 million (US$ 36.1 million);
▪	Gross profit was RMB 22.2 million (US$ 3.6 million);
▪	Gross profit margin was 10.0%;
▪	EBITDA (earnings before interest, taxes, depreciation and amortization) was RMB 28.7 million (US$ 4.7 million);
▪	Net income was RMB 9.6 million (US$ 1.5 million);
▪	On a quarter-to-quarter sequential basis, revenue was up 49.2%, gross profit was up 331.6% and EBITDA was up 149.6%;
▪	Non-GAAP net profit, which excludes the current quarter’s share-based compensation expenses, was RMB 10.1 million (US$ 1.6 million);
▪	Earnings per fully diluted share were RMB 0.47 (US$ 0.08).

“We are pleased to report improved financial performance for the second quarter consistent with our expectation of a rebound in the market environment for real estate and construction. The second quarter saw improved sales volume of our ceramic tiles and a rising average selling price relative to the first quarter which resulted in stronger sequential revenue and net earnings. However, business activity is still significantly slower relative to the year-ago comparable quarter. For the remainder of 2013, we see room for a further return to the more normalized market environment of a year ago and continued strengthened financial results for the company as the recovery in our sector’s fundamentals develops additional traction,” said Mr. Jiadong Huang, CEO of China Ceramics.

“While the market environment has been challenging, we will continue to innovate and offer a superior product mix to our customers so as to sustain our competitive advantage. With our upgraded and modern facilities, we have the capability to operate efficiently and produce new lines of innovative and high performing ceramic tiles. Further, with our pricing now pointing back towards higher, historical levels, we can now strive to optimize our product mix to spur strategic sales of our better performing products and improve our margins. We continue to be well positioned in our industry and believe that our exceptional name-brand recognition and state-of-the art plants well positions us for a further turnaround in the market.”

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“In the second quarter, we maintained a reduced utilization of existing operating plant capacity based on the market environment in order to keep our operating costs low. We are currently utilizing plant production facilities capable of producing 28 million square meters of ceramic tiles per year out of our total annual production capacity of 72 million square meters of ceramic tiles. We will bring additional capacity online as the market environment dictates. In addition to the improved market environment, we believe that our close relationships with our customers account for our volume and pricing increases in the second quarter and that our marketing will enable us to continue to penetrate Tier II and Tier III markets to generate stronger results in the quarters ahead,” concluded Mr. Jiadong Huang.

Second Quarter 2013 Results

Revenue for the second quarter ended June 30, 2013 was RMB 222.7 million (US$ 36.1 million), an increase of 49.2% from RMB 149.2 million (US$ 24.0 million) for the first quarter ended March 31, 2013, but down 49.5% from RMB 441.0 million (US$ 69.5 million) for the second quarter ended June 30, 2012. The quarter-over-quarter sequential increase in revenue was primarily driven by a 36.2% increase in sales volume to 8.3 million square meters of ceramic tiles in the second quarter of 2013 relative to the first quarter of the year and a 9.4% increase in the average selling price in the second quarter to RMB 26.7 per square meter as compared to the previous quarter. However, the second quarter’s sales volume represented a 39.0% decrease from the year-ago quarter and its average selling price was 17.9% lower as compared to the average selling price of RMB 32.5 per square meter in the second quarter of 2012. Though improved from the first quarter of 2013, the Company attributes its reduced revenue relative to the year-ago quarter as attributable to improved but still recovering business conditions in China’s real estate and construction sectors.

Gross profit for the second quarter ended June 30, 2013 was RMB 22.2 million (US$ 3.6 million), a sequential rise of 331.6% from first quarter 2013 results of RMB 5.1 million (US$ 0.8 million), but down 82.7% from RMB 128.6 million (US$ 20.3 million) for the second quarter ended June 30, 2012. Gross profit margin was 10.0% for the second quarter ended June 30, 2013 compared to 3.4% for the first quarter of 2013 and a gross profit margin of 29.2% for second quarter of 2012. The change in gross profit margin for the second quarter relative to the first quarter of 2013 and the year ago quarter of 2012 was caused by a change in the average selling price of ceramic tiles relative to these quarters.

Administrative expenses for the second quarter ended June 30, 2013 were RMB 8.0 million (US$ 1.3 million), up 12.7% from RMB 7.1 million (US$ 1.1 million) in the second quarter of 2012. The year-over-year increase in administrative expenses was primarily due to a rise of legal, consulting and audit fees. Non-cash share-based compensation expenses related to the 2010 Incentive Compensation Plan declined to RMB 0.5 million (US$ 0.1 million) as compared to RMB 1.3 million (US$ 0.2 million) in the same period in 2012. It is expected that additional non-cash share-based compensation expenses of approximately RMB 1.2 million (US$ 0.2 million) will be incurred between July 2013 and January 2014.

Profit from operations before taxation for the second quarter ended June 30, 2013 was RMB 9.9 million (US$ 1.6 million), as compared to 115.6 million (US$ 18.2 million) of profit from operations before taxation in the second quarter of 2012. The year-over-year decrease in profit from operations was primarily the result of the decrease in the sales volume and lower gross profit in the second quarter of 2013. However, this was a sequential turnaround from the loss before taxes of RMB 6.5 million (US$ 1.1 million) that occurred in the first quarter of 2013.

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Net profit for the second quarter ended June 30, 2013 was RMB 9.6 million (US$ 1.5 million), as compared to a net profit of RMB 86.1 million (US$ 13.6 million) in the comparable period of 2012. The year-over-year decrease in net profit was primarily the result of the decrease in the sales volume and lower gross profit in the second quarter of 2013. Net profit for the second quarter of 2013 also experienced a sequential turnaround from the net loss of RMB 5.4 million (US$ 0.9 million) that occurred in the first quarter of the year.

Earnings per fully diluted share were RMB 0.47 (US $0.08) for the second quarter ended June 30, 2013 as compared to a net loss per share of RMB 0.26 (US $0.04) in the first quarter of 2013 and earnings per fully diluted share of RMB 4.21 (US$ 0.66) in the second quarter of 2012. Per share calculations for the second quarters of 2013 and 2012 were computed using 20.4 million shares.

Non-GAAP profit before taxation, which excludes share-based compensation expenses, was RMB 10.4 million (US$ 1.7 million) in the second quarter ended June 30, 2013, as compared to a non-GAAP loss before taxation of RMB 5.8 million (US$ 0.9 million) in the first quarter of 2013 and RMB 117.0 million (US$ 18.4 million) of non-GAAP profit before taxation in the same period of 2012.

Non-GAAP net profit, which excludes share-based compensation expenses, was RMB 10.1 million (US$ 1.6 million) in the second quarter ended June 30, 2013, as compared to a non-GAAP net loss of RMB 4.6 million (US$ 0.7 million) in the first quarter of 2013 and RMB 87.4 million (US$ 13.8 million) of non-GAAP net profit in the second quarter of 2012.

Non-GAAP earnings per fully diluted share, which excludes share-based compensation expenses, was RMB 0.49 (US $0.08) in the second quarter ended June 30, 2013, as compared to RMB 4.28 (US$ 0.67) of non-GAAP earnings per fully diluted share in the same period of 2012.and RMB 4.28 (US$ 0.67) of non-GAAP earnings per fully diluted share in the same period of 2012.

The results of the second quarter of 2013 represent a substantial improvement from the net loss incurred in the first quarter of 2013. All of the Company’s financial measures for the second quarter have improved over its first quarter measures driven by the increases in sales volume and average selling price.

Six Months 2013 Results

Revenue for the six months ended June 30, 2013 was RMB 371.9 million (US$ 60.1 million) a decrease of 54.3% as compared to RMB 813.3 (US$ 128.6) for the six months ended June 30, 2012. Gross profit was RMB 27.3 million (US$ 4.4 million), down 88.7% from RMB 241.6 million (US$ 38.2 million) in the six months ended June 30, 2012. Gross margin was 7.3% compared to 29.7% in the same period of 2012. Selling expenses were RMB 4.9 million (US$ 0.8 million), compared to RMB 5.8 million (US$ 0.9 million) in the same period of 2012. Administrative expenses were RMB 15.7 million (US$ 2.5 million), compared to RMB 16.7 million (US$ 2.6 million) for the same period of 2012. Net profit for the six months ended June 30, 2013 was RMB 4.2 million (US$ 0.7 million), compared to RMB 157.7 million (US$ 24.9 million) for the same period of 2012. Non-GAAP net profit, which excludes share-based compensation expenses, was RMB 5.4 million (US$ 0.9 million) for the six months ended June 30, 2013, a decrease of 96.6% from RMB 160.8 million (US$ 25.4 million) in the same period of 2012. Earnings per fully diluted share were RMB 0.21 (US$ 0.03) for the six months ended June 30, 2013 and RMB 0.27 (US$ 0.04) on a non-GAAP basis, down from RMB 7.72 (US$ 1.22) and RMB 7.87 (US$ 1.24) on a non-GAAP basis in the same period of 2012. Earnings per fully diluted share for the first half of 2013 and 2012 were computed using 20.4 million shares.

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Second Quarter 2013 Statements of Selected Financial Position Items

▪	Cash and bank balances were RMB 217.4 million (US$ 35.4 million) as of June 30, 2013, compared with RMB 89.4 million (US$ 14.4 million) as of December 31, 2012. The increase in cash and bank balances was the result of a reduced level of receivables, an increased level of trade payables and an increase in bank borrowings received in the second quarter of 2013.

▪	Total debt, which consists of short-term and long-term bank borrowings, was RMB 75.6 million (US$ 12.3 million) as of June 30, 2013, compared with total debt of RMB 60.0 million (US $9.6 million) as of year-end fiscal 2012. The change was due to a modest increase in borrowing due to the reduction in bank cash balances attributable to the dividend payment in the second quarter so as to ensure a continued stable relationship with lenders.

▪	Inventory turnover was 133 days as of June 30, 2013 compared with 111 days as of December 31, 2012. The increase in inventory turnover reflects the decrease in sales volume, which resulted in slower moving sales of finished goods at June, 2013 and the price reductions in the first six months of 2013. The methodology for the second quarter of 2013 uses average quarter-end inventory balance and cost of sales for the trailing twelve months.

▪	Trade receivables turnover was 147 days as of June 30, 2013 compared with 119 days as of December 31, 2012. The Company’s trade receivables include a 17% value-added-tax (“VAT”), whereas reported revenue is net of VAT. Trade receivables turnover excluding VAT amounts was 126 days as of June 30, 2013 compared with 102 days as of December 31, 2012. The Company extended the credit period for certain customers to 150 days to address funding pressures of those customers since the quarter ended December 31, 2012. The methodology for the second quarter of 2013 uses average quarter-end trade receivables balance and revenues for the trailing twelve months.

▪	Trade payables turnover was 67 days as of June 30, 2013 compared with 73 days as of December 31, 2012. The average turnover days were within the Company’s normal credit period. The methodology for the second quarter of 2013 uses average quarter-end trade payables balance and cost of sales for the trailing twelve months.

Liquidity and Capital Resources

Cash flow generated from operating activities was RMB 73.9 million (US$ 12.1 million) for the quarter ended June 30, 2013, compared to RMB 52.0 million (US$ 8.2 million) in the same period in 2012. The year-over-year increase of RMB 21.9 million (US$ 3.9 million) was mainly due to the decreased purchase of raw material and the decrease in revenue compared to the same period in 2012. As the market environment has been challenging since the end of 2012, the decrease in sales volume and revenue caused the Company to reduce the utilization of its existing operating plant capacity which resulted in a decrease in the purchase of raw materials.

Cash flow used in investing activities in the quarter ended June 30, 2013 was RMB 23.5 million (US$ 3.8 million) mainly due to the acquisition of equipment, compared to RMB 0.1 million (US$ 0.02 million) of cash flow generated from investing activities in the same period of 2012 due to interest received.

Cash flow generated in financing activities was RMB 15.6 million (US$ 2.6 million) due to the bank borrowing received in the quarter ended June 30, 2013, as compared to RMB 50.0 million (US$ 7.9 million) used in financing activities for the same period of 2012, due to the repayment of bank borrowings.

4

Plant Capacity and Capital Expenditures Update

Although the economic climate for real estate development and construction in China improved in the second quarter, the Company is being conservative as to when to deploy unused plant capacity. The Company is currently utilizing plant facilities capable of producing 28 million square meters of ceramic tiles annually out of an annual production capacity of 72 million square meters that is available to the Company. This represents an increase in plant capacity from that utilized in the first quarter of 2013 when the Company utilized plant capacity capable of producing 20 million square meters of ceramic tiles annually. The Company’s Hengda facility has an annual production capacity of 42 million square meters of ceramic tiles and we utilized capacity capable of producing 23 million square meters of ceramic tiles annually in the second quarter of 2013. The Company’s Hengdali facility has an annual productive capacity of 30 million square meters and we utilized capacity capable of producing 5 million square meters of ceramic tiles annually in the second quarter of 2013. The Company will bring its unused annual productive capacity online as customer demand dictates and when there are further signs of an improvement in China’s real estate and construction sector.

Management reviews the levels of capital expenditures throughout the year and makes adjustments to its capital expenditures subject to market conditions. The Company expended RMB 5.5 million (US $0.9 million) in the second quarter for the acquisition of equipment at its Hengdali facility and prepaid RMB 8.2 million (US $1.3 million) to modify an existing production line at its Hengda facility to introduce new products into the marketplace. In addition, the Company expended RMB 10.0 million (US $1.7 million) for the interior build-out of the completed office building adjacent to the Hengdali facility in the second quarter. Management anticipates a modest level of capital expenditures for the remainder of 2013.

Business Outlook

In the second quarter of 2013, the Company experienced a pick-up in its business activity as the improved market environment that we anticipated began to take hold. The Company’s sales volume was 8.3 million square meters of ceramic tiles in the second quarter of 2013, an increase of 36.2% as compared to the first quarter, and the Company’s average selling price in the second quarter rose 9.4% relative to the first quarter. In the Company’s view, these key metrics represent a potential inflection point from lows experienced in the first quarter of 2013 and a reversal of the downward trend that had occurred beginning in the third quarter of 2012.

Based upon our improved level of business activity, China’s construction and real estate sectors are showing signs of a further recovery from the effects of the slowdown that impacted the Company’s financial results in the fourth quarter of 2012 and in the first quarter of 2013 when the Company lowered its average selling price in order to meet competitors’ sharp discounting and retain market share. As indicated, the Company’s sales volume was 8.3 million square meters of ceramic tiles in the second quarter of 2013, and the Company estimates that its sales volume of ceramic tiles in July and August of 2013 will be approximately 8.8 million square meters. In addition, the Company’s estimate of its average selling price of RMB 27.3 per square meter of ceramic tiles for July and August 2013 represents a 2.2% increase from its average selling price of RMB 26.7 per square meter of ceramic tiles in the second quarter of 2013.

As of June 30, 2013, The Company’s backlog of orders for delivery in July and August of 2013 is approximately RMB 240.43 million (US$ 39.2 million), or 82.1% of the approximately RMB 292.78 million (US$ 47.7 million) of backlog of orders for delivery for the same period of 2012, Under normal circumstances, the Company’s backlog is an indicator of revenues in the next quarter, though it is subject to change as a result of unforeseen business conditions and events, including extended credit payment terms.

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The Company believes that uncertainty as to Chinese government policy relative to speculative buying of real estate contributed to a general slowdown in the China construction sector. Previous government regulations to limit speculation especially in Tier I cities have included limiting home purchases, narrowing credit to developers and tightening down on payment requirements. However, recent signals portend an improved real estate sector with new construction levels reported to be within reasonable levels as deemed by the government. Further, inventory levels are reported to be leveling off in the major cities which could spur construction starts during the second half of 2013. Finally, government support for an increase in both affordable and senior housing should also generate opportunities for real estate development companies.

In terms of the construction sector’s long-term fundamentals, we believe that China’s urbanization and demographic trends are a long-term phenomenon that will stimulate the building of new residential properties in China. The Company has been able to weather the difficult market conditions and slowing demand by shifting its sales emphasis among its wide range of product offerings. Further, we believe that the Company’s ability to augment its product mix from its research and development program afford it a sustainable competitive advantage. China Ceramics’ new plant facilities offer new design and production capabilities that have sustained its marketing edge as well as the ability to market new and creative building materials solutions to its customers.

Conference Call Information

The Company will host a conference call at 8:00 am ET on Monday, August 12, 2013. Listeners may access the call by dialing +1 (866) 395-5819 five to ten minutes prior to the scheduled conference call time. International callers should dial +1 (706) 643-6986. The conference participant pass code is 27970961. A replay of the conference call will be available for 14 days starting from 11:00 pm ET on August 12, 2013. To access the replay, dial +1 (855) 859-2056. International callers should dial +1 (404) 537-3406. The pass code is 27970961 for the replay.

Cash Dividends

The Company previously announced that it will pay a semi-annual cash dividend of US $0.10 per share. The Company paid a cash dividend of US $0.10 per share on July 13, 2013 to its shareholders of record as of June 13, 2013 which totaled in aggregate US $2.0 million. The next cash dividend will be payable on January 14, 2014 with a record date of December 13, 2013.

About China Ceramics Co., Ltd.

China Ceramics Co., Ltd. is a leading manufacturer of ceramic tiles in China. The Company's ceramic tiles are used for exterior siding, interior flooring, and design in residential and commercial buildings. China Ceramics' products, sold under the “Hengda” or “HD”, “Hengdeli” or “HDL”, the "TOERTO" and “WULIQIAO” brands, and the “Pottery Capital of Tang Dynasty” brands, are available in over 2,000 style, color and size combinations and are distributed through a network of exclusive distributors as well as directly to large property developers. For more information, please visit http://www.cceramics.com.

Currency Convenience Translation

The Company's financial information is stated in Renminbi (“RMB”). The translation of RMB amounts into United States dollars in the earning release is included solely for the convenience of readers. For statements of financial position data, translation of RMB into U.S. dollars has been made using historic spot exchange rates published by www.federalreserve.gov. For statements of comprehensive income data and statements of cash flows data, translation of RMB into U.S. dollars has been made using the average of historical daily exchange rates. Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under IFRS.

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Safe Harbor Statement

Certain of the statements made in this press release are “forward-looking statements” within the meaning and protections of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “point to,” “project,” “could,” “intend,” “target” and other similar words and expressions of the future.

All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2012 and otherwise in our SEC reports and filings, including the final prospectus for our offering. Such reports are available upon request from the Company, or from the Securities and Exchange Commission, including through the SEC’s Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

FINANCIAL TABLES FOLLOW

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CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(RMB in thousands)

	As at June 30, 2013	As at December 31, 2012
	(Unaudited)
ASSETS AND LIABILITIES

Non-current assets
Property, plant and equipment	814,413	795,983
Land use rights	30,263	30,598
Goodwill	3,735	3,735
Deferred tax asset	4,425	1,059
	852,836	831,375

Current assets
Inventories	310,854	290,603
Trade receivables	346,613	455,885
Prepayments and other receivables	17,808	4,092
Cash and bank balances	217,363	89,448
	892,638	840,028

Current liabilities
Trade payables	177,447	115,123
Accrued liabilities and other payables	42,486	51,169
Dividend payable	11,912	-
Derivative financial instruments	840	-
Interest-bearing bank borrowings	25,633	10,000
Income tax payable	-	869
	258,318	177,161
Non-current liabilities
Long term borrowings	50,000	50,000
Deferred tax liabilities	1,034	1,052
	51,034	51,052

Net current assets	634,320	662,867

Net assets	1,436,122	1,443,190

EQUITY
Total shareholders’ equity	1,436,122	1,443,190

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CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(RMB in thousands, except EPS and share data)

	Three months ended			Six months ended
	June 30	March 31	June 30	June 30	June 30
	2013	2013	2012	2013	2012

Revenue	222,660	149,227	440,991	371,887	813,279
Cost of Sales	(200,495)	(144,092)	(312,370)	(344,587)	(571,650)
Gross profit	22,165	5,135	128,621	27,300	241,629
Selling and distribution expenses	(2,218)	(2,705)	(2,834)	(4,923)	(5,796)
Administrative expenses	(7,961)	(7,732)	(7,138)	(15,693)	(16,731)
Finance costs	(1,070)	(1,082)	(2,771)	(2,152)	(6,341)
Other expenses	(1,014)	(156)	(237)	(1,170)	(483)
Profit/(loss) before taxation	9,902	(6,540)	115,641	3,362	212,278
Income tax income/(expense)	(331)	1,170	(29,575)	839	(54,541)
Net profit /(loss) for the period	9,571	(5,370)	86,066	4,201	157,737
Attributable to: Shareholders of the Company
EPS-Basic	0.47	(0.26)	4.21	0.21	7.72
EPS-Diluted	0.47	(0.26)	4.21	0.21	7.72
Shares used in calculating basic EPS
Basic	20,430,838	20,430,838	20,430,838	20,430,838	20,430,838
Diluted	20,430,838	20,430,838	20,430,838	20,430,838	20,430,838

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES
SALES VOLUME AND AVERAGE SELLING PRICE
	Three months ended			Six months ended
	June 30	March 31	June 30	June 30	June 30
	2013	2013	2012	2013	2012

Sales volume (square meters)	8,340,380	6,124,475	13,567,038	14,464,855	25,286,142
Average Selling Price (in RMB/square meter)	26.7	24.4	32.5	25.7	32.2
Average Selling Price (in USD/square meter)	4.3	3.9	5.1	4.2	5.1

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CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(RMB in thousands)

	Three months ended			Six months ended
	June	March	June	June	June
	30	31	30	30	30
	2013	2013	2012	2013	2012

Cash flows from operating activities
Profit/(loss) before taxation	9,902	(6,540)	115,641	3,362	212,278
Adjustments for
Amortization of land use rights	168	167	168	335	335
Depreciation of property, plant and equipment	17,608	16,830	16,413	34,438	32,861
Fair value loss on derivative financial instruments	840	-	-	840	-
Provision for inventory	966	(3,049)	4,805	(2,083)	5,840
Share-based compensation	507	736	1,310	1,243	3,071
Finance costs	1,070	1,082	2,520	2,152	6,090
Interest income	(169)	(131)	(116)	(300)	(219)
Operating profit before working capital Changes	30,892	9,095	140,741	39,987	260,256
(Increase)/decrease in inventories	(32,546)	14,378	(5,341)	(18,168)	(48,205)
(Increase)/decrease in trade receivables	(12,014)	121,287	(77,282)	109,273	(42,750)
(Increase)/decrease in other receivables and prepayments	4,768	(8,163)	11,622	(3,395)	18,440
Increase/(decrease) in trade payables	85,404	(23,081)	10,733	62,323	4,560
Increase/(decrease) in accrued liabilities and other payables	(185)	(9,128)	1,340	(9,313)	4,280
Cash generated from operations	76,319	104,388	81,813	180,707	196,581
Interest paid	(1,081)	(1,067)	(2,771)	(2,148)	(6,357)
Income tax paid	(1,318)	(4,196)	(27,001)	(5,514)	(64,341)

Net cash generated from operating activities	73,920	99,125	52,041	173,045	125,883

Cash flows from investing activities
Acquisition of property, plant and equipment	(23,689)	(37,399)	-	(61,088)	-
Interest received	169	131	116	300	219

Net cash generated from/(used in) investing activities	(23,520)	(37,268)	116	(60,788)	219

Cash flows from financing activities
Bank borrowings obtained	15,633	-	-	15,633	-
Repayment of short-term loans	-	-	(50,000)	-	(90,000)

Net cash generated from/(used in) financing activities	15,633	-	(50,000)	15,633	(90,000)

Net increase in cash and cash equivalents	66,033	61,857	2,157	127,890	36,102
Cash and cash equivalents, beginning of period	151,320	89,448	76,091	89,448	42,149
Effect of foreign exchange rate differences	10	15	26	25	23

Cash and cash equivalents, end of period	217,363	151,320	78,274	217,363	78,274

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CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMEMTS OF FINANCIAL POSITION
(U.S Dollar in thousands)

	As at June 30, 2013	As at December 31, 2012

ASSETS AND LIABILITIES

Non-current assets
Property, plant and equipment	132,697	127,764
Land use rights	4,931	4,911
Goodwill	609	600
Deferred tax asset	721	170
	138,958	133,445

Current assets
Inventories	50,649	46,645
Trade receivables	56,476	73,175
Prepayments and other receivables	2,901	657
Cash and bank balances	35,416	14,357
	145,442	134,834

Current liabilities
Trade payables	28,912	18,479
Accrued liabilities and other payables	6,922	8,213
Dividend payable	1,941	-
Derivative financial instruments	137	-
Interest-bearing bank borrowings	4,177	1,605
Income tax payable	-	140
	42,089	28,437
Non-current liabilities
Long term borrowings	8,147	8,026
Deferred tax liabilities	168	169
	8,315	8,195

Net current assets	103,353	106,397

Net assets	233,996	231,647

EQUITY
Total shareholders’ equity	233,996	231,647

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CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(U.S Dollar in thousands, except EPS and share data)

	Three months ended			Six months ended
	June 30	March 31	June 30	June 30	June 30
	2013	2013	2012	2013	2012

Revenue	36,149	23,990	69,479	60,139	128,613
Cost of Sales	(32,560)	(23,164)	(49,217)	(55,724)	(90,401)
Gross profit	3,589	826	20,262	4,415	38,212
Selling and distribution expenses	(361)	(435)	(447)	(796)	(917)
Administrative expenses	(1,295)	(1,243)	(1,123)	(2,538)	(2,646)
Finance costs	(174)	(174)	(436)	(348)	(1,003)
Other expenses	(164)	(25)	(37)	(189)	(76)
Profit /(loss)before taxation	1,595	(1,051)	18,219	544	33,570
Income tax income/(expense)	(52)	188	(4,659)	136	(8,625)
Net profit/(loss) for the period	1,543	(863)	13,560	680	24,945
Attributable to: Shareholders of the Company
EPS-Basic	0.08	(0.04)	0.66	0.03	1.22
EPS-Diluted	0.08	(0.04)	0.66	0.03	1.22
Shares used in calculating basic EPS
Basic	20,430,838	20,430,838	20,430,838	20,430,838	20,430,838
Diluted	20,430,838	20,430,838	20,430,838	20,430,838	20,430,838

12

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S Dollar in thousands)

	Three months ended			Six months ended
	June	March	June	June	June
	30	31	30	30	30
	2013	2013	2012	2013	2012

Cash flows from operating activities
Profit/(loss) before taxation	1,595	(1,051)	18,219	544	33,570
Adjustments for
Amortization of land use rights	27	27	26	54	53
Depreciation of property, plant and equipment	2,863	2,706	2,584	5,569	5,197
Fair value loss on derivative financial instruments	137	-	-	137	-
Provision for inventory	153	(490)	760	(337)	924
Share-based compensation	83	118	206	201	486
Finance costs	174	174	396	348	963
Interest income	(28)	(21)	(19)	(49)	(35)
Operating profit before working capital changes	5,004	1,463	22,172	6,467	41,158
(Increase)/decrease in inventories	(5,249)	2,311	(815)	(2,938)	(7,623)
(Increase)/decrease in trade receivables	(1,827)	19,498	(12,246)	17,671	(6,761)
(Increase)/decrease in other receivables and prepayments	763	(1,312)	1,833	(549)	2,916
Increase/(decrease) in trade payables	13,790	(3,711)	1,702	10,079	721
Increase/(decrease) in accrued liabilities and other payables	(39)	(1,467)	210	(1,506)	677
Cash generated from operations	12,442	16,782	12,856	29,224	31,088
Interest paid	(175)	(172)	(435)	(347)	(1,005)
Income tax paid	(217)	(675)	(4,244)	(892)	(10,175)

Net cash generated from operating activities	12,050	15,935	8,177	27,985	19,908

Cash flows from investing activities
Acquisition of property, plant and equipment	(3,867)	(6,012)	-	(9,879)	-
Interest received	28	21	19	49	35

Net cash generated from/(used in) investing activities	(3,839)	(5,991)	19	(9,830)	35

Cash flows from financing activities
Bank borrowings obtained	2,550	-	-	2,550	-
Repayment of short-term loans	-	-	(7,879)	-	(14,233)

Net cash generated from/(used in) financing activities	2,550	-	(7,879)	2,550	(14,233)

Net increase in cash and cash equivalents	10,761	9,944	317	20,705	5,710
Cash and cash equivalents, beginning of period	24,364	14,357	12,083	14,357	6,697
Effect of foreign exchange rate differences	291	63	(79)	354	(86)

Cash and cash equivalents, end of period	35,416	24,364	12,321	35,416	12,321

13

About Non-GAAP Financial Measures

In addition to China Ceramics’ condensed consolidation financial results under International Financial Reporting Standards ("IFRS"), the Company also provides Non-IFRS financial measures (referred to as Non-GAAP financial measures) for the second quarter of 2013, including Non-GAAP profit before taxation, Non-GAAP net income and Non-GAAP earnings per fully diluted shares, all of which exclude the share-based compensation expenses from their comparable IFRS measure. The Company believes that these Non-GAAP financial measures provide investors with another method for assessing China Ceramics’ operating results in a manner that is focused on the performance of its ongoing operations and excludes share-based compensation expenses incurred for the stock option program. Readers are cautioned not to view Non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with Non-GAAP results below. The Company believes that both management and investors benefit from referring to these Non-GAAP financial measures in assessing the performance of China Ceramics and when planning and forecasting future periods. The accompanying tables have more details on the GAAP financial measures that are most directly comparable to Non-GAAP financial measures and the related reconciliation between these financial measures.

CHINA CERAMICS CO., LTD.
Unaudited Reconciliation of GAAP to Non-GAAP
Three months ended June 30, 2013

	GAAP	(1)	Non-GAAP	GAAP	(1)	Non-GAAP
	RMB’000	RMB’000	RMB’000	USD’000	USD’000	USD’000
Profit before taxation	9,902	507	10,409	1,595	83	1,678
Net profit	9,571	507	10,078	1,543	83	1,626
EPS-Basic	0.47		0.49	0.08		0.08
EPS-Diluted	0.47		0.49	0.08		0.08

CHINA CERAMICS CO., LTD.
Unaudited Reconciliation of GAAP to Non-GAAP
Three months ended March 31, 2013

	GAAP	(1)	Non-GAAP	GAAP	(1)	Non-GAAP
	RMB’000	RMB’000	RMB’000	USD’000	USD’000	USD’000
Loss before taxation	(6,540)	736	(5,804)	(1,051)	118	(933)
Net loss	(5,370)	736	(4,634)	(863)	118	(745)
EPS-Basic	(0.26)		(0.23)	(0.04)		(0.04)
EPS-Diluted	(0.26)		(0.23)	(0.04)		(0.04)

CHINA CERAMICS CO., LTD.
Unaudited Reconciliation of GAAP to Non-GAAP
Three months ended June 30, 2012

	GAAP	(1)	Non-GAAP	GAAP	(1)	Non-GAAP
	RMB’000	RMB’000	RMB’000	USD’000	USD’000	USD’000
Profit before taxation	115,641	1,310	116,951	18,219	206	18,425
Net profit	86,066	1,310	87,376	13,560	206	13,766
EPS-Basic	4.21		4.28	0.66		0.67
EPS-Diluted	4.21		4.28	0.66		0.67

14

CHINA CERAMICS CO., LTD.
Unaudited Reconciliation of GAAP to Non-GAAP
Six months ended June 30, 2013

	GAAP	(1)	Non-GAAP	GAAP	(1)	Non-GAAP
	RMB’000	RMB’000	RMB’000	USD’000	USD’000	USD’000
Profit before taxation	3,362	1,243	4,605	544	201	745
Net profit	4,201	1,243	5,444	680	201	881
EPS-Basic	0.21		0.27	0.03		0.04
EPS-Diluted	0.21		0.27	0.03		0.04

CHINA CERAMICS CO., LTD.
Unaudited Reconciliation of GAAP to Non-GAAP
Six months ended June 30, 2012

	GAAP	(1)	Non-GAAP	GAAP	(1)	Non-GAAP
	RMB’000	RMB’000	RMB’000	USD’000	USD’000	USD’000
Profit before taxation	212,278	3,071	215,349	33,570	486	34,056
Net profit	157,737	3,071	160,808	24,945	486	25,431
EPS-Basic	7.72		7.87	1.22		1.24
EPS-Diluted	7.72		7.87	1.22		1.24

(1) Share-based compensation.

Source: China Ceramics Co., Ltd.

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